Exhibit 99.3

EXECUTION VERSION

DATED APRIL [•], 2022

TRINITY BIOTECH PUBLIC LIMITED COMPANY

REDEEMABLE UNSECURED CONVERTIBLE LOAN NOTE

This Instrument and all Notes issued hereunder are subject to the provisions of a
Subordination Agreement (as defined herein)

MATHESON 70 Sir John Rogerson’s Quay Dublin 2 Ireland TEL + 353 1 232 2000 FAX + 353 1 232 3333 55514490.2

THIS REDEEMABLE UNSECURED CONVERTIBLE LOAN NOTE AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBORDINATE IN THE MANNER AND TO THE EXTENT SET FORTH IN THAT CERTAIN SUBORDINATION AGREEMENT (THE “SUBORDINATION AGREEMENT”) DATED AS OF APRIL 8, 2022 AMONG MICO IVD HOLDINGS LLC, A LIMITED LIABILITY COMPANY ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE (“MICO”), AS SUBORDINATED LENDER AND PERCEPTIVE CREDIT HOLDINGS III, LP AS AGENT ON BEHALF OF SENIOR LENDERS (“SENIOR AGENT”), TO THE INDEBTEDNESS (INCLUDING INTEREST) OWED BY THE OBLIGORS PURSUANT TO THAT CERTAIN CREDIT AGREEMENT AND GUARANTY DATED AS OF DECEMBER 15, 2021 AMONG THE BORROWERS PARTY THERETO (“BORROWERS”), THE GUARANTORS FROM TIME TO TIME PARTY THERETO (“GUARANTORS” AND TOGETHER WITH THE BORROWERS, THE “OBLIGORS”), SENIOR AGENT AND THE LENDERS FROM TIME TO TIME PARTY THERETO, AS SUCH CREDIT AGREEMENT AND GUARANTY MAY BE AMENDED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME AND TO INDEBTEDNESS REFINANCING THE INDEBTEDNESS UNDER THAT AGREEMENT AS CONTEMPLATED BY THE SUBORDINATION AGREEMENT; AND MICO UNDER THIS JUNIOR CONVERTIBLE NOTE, BY ITS ACCEPTANCE HEREOF, IRREVOCABLY AGREES TO BE BOUND BY THE PROVISIONS OF THE SUBORDINATION AGREEMENT.

THIS INSTRUMENT is made on April [•], 2022 BY TRINITY BIOTECH PLC a public limited company incorporated under the laws of Ireland (registration number 183476) having its registered office at IDA Business Park, Bray, Wicklow, Ireland (the “Company”).

WHEREAS:

A.
The Company has pursuant to its memorandum and articles of association and by a resolution of the Board of Directors (as hereinafter defined) passed on April 8, 2022 resolved that up to USD 20,000,000 unsecured convertible loan notes be constituted under this Instrument (the “Convertible Note Financing”).

B.
In conjunction with this Instrument, the Company and MiCo IVD Holdings LLC, a limited liability company organized under the laws of the State of Delaware, USA (the “Initial Noteholder”) intend to enter into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which, among other things, the Initial Noteholder will make an investment in the Company in the amount of approximately USD 25,177,155.75 (the “Equity Investment”).  The Equity Investment shall be effected on or around the date hereof.

NOW THIS INSTRUMENT witnesses and the Company hereby agrees and declares as follows:

1	Interpretation

1.1	Definitions

In this Instrument and in the Schedules unless the context otherwise requires or unless otherwise specified:

“Action” means any action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign);

“Adjustment Event” means any or all of the following, at any time, or by reference to any record date, while the Notes remain in issue:

(a)	any allotment or issue of Ordinary Shares by the Company by way of capitalisation of profits or reserves;

(b)	any cancellation, purchase or redemption of Ordinary Shares, or any reduction or repayment of Ordinary Shares, by the Company; and

(c)	any sub-division or consolidation of Ordinary Shares by the Company;

“ADSs” means the American Depositary Shares of the Company, with each ADS being represented by one American Depositary Receipt (“ADR”), issued by the Depositary each of which in turn represents four Ordinary Shares of the Company;

“Board of Directors” means the board of directors of the Company for the time being constituted;

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York, Dublin, Ireland or Seoul, South Korea are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York, Dublin, Ireland and Seoul, South Korea generally are open for use by customers on such day;

“Certificate” means a certificate for Notes issued in accordance with clause 12 (Certificates) and in the form or substantially in the form set out in Schedule 1;

“Concert Party” means a person taken as acting in concert with another for the purposes of the Irish Takeover Panel Act 1997 (as amended), Takeover Rules, 2013;

“Conversion Event” has the meaning set out in clause 5.1;

“Conversion Notice” has the meaning set out in clause 5.1;

“Convertible Note Directors” shall have the meaning assigned to such term in clause 17.1;

“Convertible Note Financing” shall have the meaning ascribed to such term in Recital A;

“Damages” has the meaning ascribed in the Securities Purchase Agreement;

“Data Room” means the virtual data room hosted by Intralinks entitled "Project Creation" opened to the Noteholder in March 2022 in connection with the transactions to be effected pursuant to the terms of this Agreement and closed to the Noteholder and any other Person as at 5pm EST on April 8, 2022;

“De Minimis Claim” means any claim by the Purchaser for breach of a representation or warranty under either this Agreement or the Securities Purchase Agreement where the amount of Damages in respect of such claim is less than USD 250,000, save that in the case of a claim arising out of a breach of the Special Representations a “De Minimis Claim” shall be any claim where the amount of Damages in respect of such claim is less than USD 20,000;

“Depositary” means The Bank of New York Mellon, a New York banking corporation, as depositary for the ADSs and the issuer of the ADRs;

“Directors” means the directors of the Company from time to time;

“Event of Default” has the meaning set out in clause 9.1;

“Financial Diligence Documents” means the documents set out in Folder 3.35 of the Data Room

“Interest Payment Date” has the meaning set out in clause 4.6;

“Investment” has the meaning ascribed in the Securities Purchase Agreement;

“Material Adverse Change” and “Material Adverse Effect” mean a material adverse change in or effect on (a) the business, condition (financial or otherwise), operations, performance, assets, prospects or property of the Company and its subsidiaries, taken as a whole, (b) the ability of the Company to perform its obligations under this Instrument as and when they become due, or (c) the legality, validity, binding effect or enforceability of this Instrument or the rights and remedies of any Noteholder hereunder;

“Material Subsidiary” means any subsidiary of the Company that generates 5% or more of the Company’s earnings before interest, taxes, depreciation, and amortisation as determined pursuant to applicable International Financial Reporting Standards by reference to the Company’s most recently published consolidated annual financial statements;

“Noteholder Directors” has the meaning set out in clause 17.1;

“Noteholders” means the several persons for the time being entered in the Register as holders of Notes;

“Noteholder Claim” means any claim by the Noteholder for breach of a representation or warranty under either this Agreement or the Securities Purchase Agreement which is not a De Minimis Claim;

“Notes” means the USD 20,000,000 unsecured convertible loan notes of the Company constituted by this Instrument or as the case may be the amount thereof for the time being issued and outstanding;

“Ordinary Shares” means the “A” ordinary shares of the Company, nominal value USD 0.0109 per share, and any other class of securities into which such securities may hereafter be reclassified or changed;

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint share company, government (or an agency or subdivision thereof) or other entity of any kind;

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened;

“Qualified ADS Holding” means 15% of the Voting Rights from time to time;

“Qualified Note Holding” means an aggregate holding of USD 10,000,000 or more between the amount of the (i) principal value of Notes currently held plus (ii) the equivalent principal value of Notes previously converted pursuant to the terms of this Agreement into Conversion Shares and currently held;

“Reduced Qualified Note Holding” means an aggregate holding of less than USD 10,000,000 but more than USD 5,000,000 between the amount of the (i) principal value of Notes currently held plus (ii) the equivalent principal value of Notes previously converted pursuant to the terms of this Agreement into Conversion Shares and currently held;

“Register” means the register of the Noteholders kept by the Company pursuant to clause 14 (Register of Noteholders );

“Registrable Securities” has the meaning ascribed to it in the Registration Rights Agreement;

“Registration Rights Agreement” has the meaning ascribed in the Securities Purchase Agreement;

“Registration Statement” has the meaning ascribed in the Securities Purchase Agreement;

“Required Approvals” shall have the meaning ascribed in the Securities Purchase Agreement;

“Required WP Approval” has the meaning set out in clause 6.2.5;

“Secretary” means the secretary of the Company from time to time;

“SEC Reports” shall have the meaning ascribed to such term in the Securities Purchase Agreement;

“Securities Purchase Agreement” shall have the meaning assigned to such term in the Recitals;

“Credit Agreement” means that certain loan agreement by and between the applicable Senior Lender and the Company, as amended;

“Senior Lender” means Perceptive Credit Holdings III, LP (“Perceptive”) or any other lender provided that such lender enters into a subordination agreement with the Noteholder in the substantially same form as the Subordination Agreement;

“Solvent” means that based on the consolidated financial condition of the Company as of the date hereof, after giving effect to the receipt by the Company of the proceeds from the sale of the New ADSs under the Securities Purchase Agreement and the Notes hereunder: (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid;

“Special Representations” shall have the meaning ascribed in the Securities Purchase Agreement as it applies to the warranties and representations in this Agreement in accordance with clause 8.2;

“Subordination Agreement” means (A) the subordination agreement dated on or about the date of the Instrument by and among (1) the Noteholder (as subordinated creditor), (2) the Company (as borrower) and (3) Perceptive (as lender) or (B) any other subordination agreement entered into from time to time, as applicable, by and among (1) the Noteholder (as subordinated creditor), (2) the Company (as borrower) and (3) such Senior Lender;

“Subsidiary” shall have the meaning ascribed in the Securities Purchase Agreement;

“Tax” means all forms of taxation, duties, imposts, levies, withholding, rates and charges of whatsoever nature whether of Ireland or elsewhere in any part of the world wherever and whenever created or imposed and any taxes, duties, imposts or levies supplementing or replacing any of the foregoing and any and all interests, charges, surcharges, fines and penalties in relation to any of the foregoing;

“USD” means US Dollars, being the lawful currency of the United States; and

“Voting Rights” means voting rights in the Company, as determined pursuant to the Irish Takeover Panel Act, 1997, Takeover Rules, 2013.

2	[Reserved]

3	Interpretation Generally

In this Instrument and in the Schedules, unless the context otherwise requires or unless otherwise specified:

3.1.1
any reference to any statute, statutory provision, or to any order or regulation shall be construed as a reference to that statute, provision, order or regulation as extended, modified, replaced or re-enacted from time to time (whether before or after the date of this Instrument) and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom (whether before or after the date of this Instrument);

3.1.2	words denoting any gender include all genders and words denoting the singular include the plural and vice versa;

3.1.3	all references to clauses and schedules are to clauses of and schedules to this Instrument;

3.1.4	headings are for convenience only and shall not affect the interpretation of this Instrument;

3.1.5
words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall unless the context clearly indicates to the contrary refer to the whole of this Instrument and not to any particular section, clause or paragraph hereof;

3.1.6
in construing this Instrument general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words and any reference to the word “include” or “including” is to be construed without limitation;

3.1.7
any reference to “Instrument” or any other document or to any specified provision of this Instrument or any other document is to this Instrument, that document or that provision as in force for the time being and as amended from time to time in accordance with the terms of this Instrument or that document;

3.1.8
any reference to a person shall be construed as a reference to any individual, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

3.1.9	any reference to a person includes his successors, personal representatives and permitted assigns;

3.1.10	“writing” or any similar expression includes transmission by facsimile or by e-mail delivery of a “.pdf” format data file;

3.1.11
if any action or duty to be taken or performed under any of the provisions of this Instrument would fall to be taken or performed on a day which is not a Business Day such action or duty shall be taken or performed on the Business Day next following such day;

3.1.12	for the avoidance of doubt, any reference to Ireland does not include Northern Ireland; and

3.1.13	any reference to “redemption” includes purchase and repayment and the words “redeem”, “redeemed”, “redemption”, “redeemable” or any such similar words shall be construed accordingly.

3.2	Schedules

The contents of the Schedules form an integral part of this Instrument and shall have as full effect as if they were incorporated in the body of this Instrument and the expressions “this Instrument” and “the Instrument” as used in the Schedules shall mean this Instrument and any reference to “this Instrument” shall be deemed to include the Schedules.

4	Amount and Status of Notes

4.1	Amount of Notes

The principal amount of the Notes is limited to USD 20,000,000.00. The Notes shall be issued fully paid up in nominal amounts and integral multiples of USD 1,000.00, subject to and with the benefit of the provisions of this Instrument. All the obligations and covenants contained in this Instrument shall be binding on the Company and the Noteholders and all persons claiming through them.

4.2	Issue of Notes

The Notes shall be issued at such time or times and on such terms and either for cash or such other consideration as the Board of Directors shall determine.

4.3	Ranking

The Notes shall rank pari passu without any preference or priority over one another as unsecured obligations of the Company.

4.4	Non-Listing

No application has been or will be made to any stock exchange for the listing of, or for permission to deal in, all or any of the Notes.

4.5	Subordination

Notwithstanding anything herein to the contrary, the Notes (and the terms of the Notes including, for the avoidance of doubt, the Instrument) are, at all times, subject to the terms of the Subordination Agreement.

4.6	Interest

The Notes will carry interest at the rate of 1.5% per annum on the principal amount of the Notes (the “Interest Rate”). Such interest will accrue from day to day and shall be computed based upon a 360-day year. Interest will be payable in cash by quarterly instalments in arrears on the last Business Day in each quarter of each year (each an “Interest Payment Date”) and the first payment of interest will be made on the date set out in the relevant Certificate in respect of the period from the date of first issue of the Notes to such first payment date.

5	Conversion

5.1
Where either (i) the volume weighted average price of the ADSs on the NASDAQ Global Select market is at or above USD 3.24 for any five consecutive NASDAQ trading days or (ii) at the discretion of the Noteholders from time to time, upon written notice (in each instance, a “Conversion Notice”) from such Noteholders to the Company (in each case, a “Conversion Event”) then, subject to the terms of clause 6, on the third NASDAQ trading day following the occurrence of the Conversion Event (the “Conversion Date”) the Notes held by each Noteholder shall automatically, and without any further action on the part of the Noteholder, convert into ADSs (the “Conversion Shares”) in the manner set out in this clause 5.

5.2
Subject to clauses 6 and 10, on the Conversion Date the principal amount of Notes then held by each Noteholder shall be converted into a number of Conversion Shares equal to the product of the principal value of such Noteholder’s outstanding Notes divided by USD 3.24 (“Conversion Price”). When issued, the Ordinary Shares underlying the Conversion Shares shall be duly authorised, be free from pre-emption or similar rights, be freely transferable (subject to the terms of the articles of association of the Company and applicable law), be validly allotted and issued and fully paid, rank pari passu in all respects with, and be identical to, each other and be free from any encumbrance.

5.3
No fractional ADSs or scrip representing fractions of ADSs will be delivered on a conversion of the Notes and the number of shares issuable to any Noteholder shall be rounded down to the nearest whole ADS.

5.4	Upon the allotment and issue of the Ordinary Shares underlying the Conversion Shares pursuant to this clause 5:

5.4.1	the principal amount of all Notes converted shall be deemed to have been repaid in full;

5.4.2
without requiring the Noteholder to make any actual payment to the Company hereunder, the Notes shall be applied in a subscription by the Noteholder for the number of Conversion Shares calculated in accordance with the provisions of clause 5.2; and

5.4.3
the Company shall immediately thereafter be unconditionally, absolutely and irrevocably released and discharged by the Noteholder from its obligations under this Instrument in relation to such converted Notes, save in respect of any accrued but unpaid interest related to said Notes.

5.5
Subject to the provisions of the Irish Companies Act 2014, the Company shall maintain such sufficient authorised but unissued share capital and all requisite shareholder and director authorisations as is required to convert the Notes pursuant to the terms of this Instrument.

5.6
Upon conversion of the Notes in accordance with this clause 5, each Noteholder shall physically deliver to the Company such Noteholder’s Notes and Certificates without executing an instrument of transfer.

5.7	The Notes and Certificates physically delivered to the Company by a Noteholder in accordance with clause 5.6 shall be cancelled by the Company.

6	Conversion Limitation

6.1
The Company shall not effect the conversion of any portion of the Notes, and the Noteholder shall not have the right to convert any portion of the Notes pursuant to the terms and conditions of the Notes and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion the Noteholder, together with its Concert Parties collectively would beneficially own in excess of 29.99% (the “Maximum Percentage”) of the Voting Rights outstanding immediately after giving effect to such conversion without the prior waiver by the Irish Takeover Panel of the requirement to make a mandatory general offer pursuant to the Irish Takeover Panel Act, 1997, Takeover Rules, 2013 (the “Whitewash Procedure”).

6.2	The Company and the Board of Directors hereby covenant to the Noteholder, following the occurrence of a Conversion Event and at the written request of the Noteholder, to:

6.2.1	submit an application to the Irish Takeover Panel in respect of the Whitewash Procedure;

6.2.2	provide all relevant information readily available to the Company and the Board of Directors to the Irish Takeover Panel in relation to the Whitewash Procedure;

6.2.3	prepare a circular to its shareholders of the kind contemplated by section 4 of the Whitewash Guidance Note appended to the Irish Takeover Panel Act, 1997, Takeover Rules, 2013;

6.2.4	satisfy or comply with the conditions imposed by the Irish Takeover Panel on the Whitewash Procedure to the extent within its powers and ability to do so; and

6.2.5
convene a general meeting of the Company for the purposes of seeking customary approvals of independent shareholders of the Company (together with the approval by the Irish Takeover Panel pursuant to the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, are hereinafter referred to as the “Required WP Approval”).

6.3
The Company shall consult with and reasonably consider the views of the Noteholder in preparing the shareholder circular referred to in clause 6.1.1 (but, for the avoidance of doubt, shall not be bound by any such views),

6.4
On the occurrence of a Conversion Event the Company shall promptly notify each Noteholder of the then current number of outstanding Voting Rights (the “Reported Outstanding Vote Number”). As soon as possible following the receipt of the Reported Outstanding Vote Number each Noteholder shall promptly, and in any event within 12 hours, confirm by written notice to the Company (“Share Notice”) (i) the amount (if any) of Voting Rights by which the conversion of its Notes would otherwise cause the Noteholder’s and the Noteholder’s Concert Parties’ aggregate Voting Rights to exceed the Maximum Percentage and the reduced number of Conversion Shares to be delivered to the Noteholder in the event the Company does not obtain the Required WP Approval, (ii) the principal value of the Notes to be converted and (iii) the account to which the Conversion Shares are to be delivered.

6.5
On receipt of a Share Notice the number of Conversion Shares to be delivered by the Company on the Conversion Date pursuant to clause 5 shall (where relevant in the event the Company does not obtain any of the Required WP Approval) be reduced to the number of ADSs specified in the Share Notice and a corresponding proportion of the Noteholder’s Notes shall remain unconverted and extant (the “Remaining Notes”) pursuant to the terms of this Instrument.

6.6
On and following the Conversion Date a holder of Remaining Notes may (i) transfer some or all of its Remaining Notes pursuant to the terms of clause 16 and/or (ii) issue a further Conversion Notice to the Company from time to time such that some or all of such Remaining Notes are converted into ADSs and the terms of clauses 5 and 6 shall apply, mutatis mutandis, to such notice (including, for the avoidance of doubt, clause 6.1).

6.7
For any reason at any time, upon the written or oral request of the Noteholder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Noteholder the number of Voting Rights then outstanding.

6.8
The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this clause 6 to the extent necessary to correct this clause 6 (or any portion of this clause 6) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this clause 6 or to make changes or supplements necessary or desirable to properly give effect to such limitation.

6.9	The limitation contained in this paragraph may not be waived and shall apply to a successor holder of the Note.

6.10	The Noteholder hereby covenants to timely provide all relevant information to the Company for the purposes of any Whitewash Procedure.

7	Redemption of Notes

7.1	Repayment

All Notes not previously redeemed by the Company under any of the provisions of this Instrument will be repaid at par together with accrued interest (after deduction of tax) or any other amounts owed hereunder on April [•], 20291.

7.2	Payment to Noteholders

As and when the Notes or any part of the Notes are redeemed under the provisions of this Instrument, the Company shall pay to the Noteholders the full principal amount of the Notes to be repaid together with any accrued interest on such Notes (after deduction of tax). For the avoidance of doubt, notwithstanding anything in this Clause 7 to the contrary, the rights to redeem and the Notes are, at all times, subject to the terms of the Subordination Agreement.

8	Representations

8.1	Limitations on representations and warranties

8.1.1	For the avoidance of doubt and notwithstanding any other provision of this Agreement, in no circumstances shall the Company be liable in respect of any De Minimis Claim.

8.1.2
The Company shall not be liable in respect of any and all Noteholder Claims unless and until the aggregate amount of Damages with respect to any or all Noteholder Claims (other than De Minimis Claims) exceeds USD 2,000,000 (the “Basket Amount”) in which case the Company shall be liable for the whole of such aggregate amount; provided, however, that the Basket Amount shall not apply to any Noteholder Claims: (A) arising out of any breaches of the Special Representations or (B) based on fraud or intentional misrepresentation.

8.1.3
The Noteholder shall not be entitled to recover damages or otherwise obtain reimbursement or restitution more than once in respect of the same loss arising from any one matter under representations and warranties.

8.1.4
For the avoidance of doubt, the Noteholder shall be entitled to make a Noteholder Claim in respect of the same matter under both this Agreement and the Securities Purchase Agreement, PROVIDED ALWAYS that the Company’s liability for Damages shall not exceed an amount equal to the Investment for Noteholder Claims under the Securities Purchase Agreement, and the Company’s liability for Damages shall not exceed an amount equal to the amount of the Convertible Note Financing for Noteholder Claims under the Convertible Loan Note Instrument.

1 NTD:  Maturity date is seven years from the issuance of the Note.

8.1.5
The representations and warranties contained or otherwise imported herein shall survive the Closing for six (6) years following the Closing Date with regards to the Special Representations and three (3) years following the Closing Date with regards to any other representations and warranties.  For the avoidance of doubt, any Noteholder Claim made pursuant to this Agreement must be notified to the Company within the period ending on the third anniversary of the date of this Agreement or the sixth anniversary of the date of this Agreement with respect to any Special Representations.

8.2	Representations and warranties

The representations and warranties contained in clauses 3.2.1 to 3.2.32 (inclusive) of the Securities Purchase Agreement are hereby incorporated into this Agreement in their entirety and shall apply mutatis mutandis to this Agreement (as if they were set out in full in this Agreement).  Any references to New ADSs in Sections 3.2.4 (No Conflicts), 3.2.6 (Issuance of the Securities), 3.2.9  (Material Changes), 3.2.10 (Litigation), 3.2.23 (Investment Company), 3.2.24 (Private Placement) and 3.2.27 (Solvency) of the Securities Purchase Agreement shall have the equivalent meaning of Notes as defined in this Agreement.

8.3	General Disclosure

Notwithstanding any other provision of this Agreement, the terms and contents of each of the Credit Agreement, the SEC Reports and the Financial Diligence Documents shall be deemed part of this Section 8 and shall qualify each of the representations and warranties set out or otherwise incorporated therein.

9	Accelerated Repayment

9.1	Immediate Payment

Subject to the terms of the Subordination Agreement, the Notes shall become immediately repayable at par together with any accrued interest, if applicable, on the happening at any time of any of the following events (each an “Event of Default”):

9.1.1	if the Company fails to repay the principal amount of the Notes or any part of it or to pay any interest thereon within 10 (ten) Trading Days after the due date for such repayment or payment;

9.1.2
if the Company or any Material Subsidiary ceases or threatens to cease carrying on (a) its business or (b) a part of its business which is material to the group of companies comprising the Company and its Subsidiaries, taken as a whole;

9.1.3
if the Company or any Material Subsidiary is, or is adjudicated, found to be, becomes or is deemed to become insolvent or stops or suspends payment of its debts or is (or is deemed to be) unable to or admits inability to pay its debts as they fall due or proposes or makes a general assignment, arrangement or composition with or for the benefit of its creditors;

9.1.4	if any order is made by any competent court or any effective resolution is passed for the winding up or dissolution of or for the appointment of a liquidator to the Company or any Material Subsidiary;

9.1.5
if an encumbrancer takes possession or a receiver, manager or trustee is appointed over the whole or any substantial part of the undertaking, property or assets of the Company or any Material Subsidiary or distress or other process is levied or enforced upon any of the assets, rights or revenues of the Company or any Material Subsidiary and any such action is not lifted or discharged within 21 (twenty-one) days;

9.1.6
an order is made by any competent court or a petition is presented for the appointment of an examiner to the Company or any Material Subsidiary or an examiner is appointed in respect of the Company or any Material Subsidiary;

9.1.7
if any other loan notes or other indebtedness (other than (i) trade debts arising in the ordinary course of business or (ii) loan notes or other indebtedness of an individual value of less than USD 1,000,000) issued or owing by the Company become repayable before its due date by reason of the Company’s default or is not paid when due and the holders of such loan note or loan stock or any creditor take any steps to enforce payment.

9.2	Notice of Event

The Company shall forthwith give notice to the Noteholder of the happening of any event mentioned in clause 9.1 (Immediate Payment) upon becoming aware of the same.

10	Adjustment Event

Following an Adjustment Event, the professional advisors or auditors of the Company for the time being shall certify to the Company in writing the adjustments to the number and nominal value of the Ordinary Shares to be issued on a conversion of Notes which they consider to be necessary so that, after such adjustment and on conversion, the Noteholders shall be entitled to receive the same percentage of the issued share capital of the Company carrying the same proportion of votes exercisable at a general meeting of shareholders and the same entitlement to participate in distributions of the Company, in each case as nearly as practicable, as would have been the case had no Adjustment Event occurred (and making such reduction or increase as is necessary to the premium arising on the issue and allotment of the Ordinary Shares on conversion of the Notes).  The Company shall then notify the Noteholders in writing of the necessary adjustment as determined by the professional advisors or auditors.

11	Registration Rights

Except as disclosed in the SEC Reports and the rights of the Purchaser under the Registrations Rights Agreement and the Securities Purchase Agreement, no Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act of any securities of the Company or any Subsidiary.

12	Certificates

12.1	Entitlement of Noteholder

The Noteholder shall be entitled without charge to one Certificate for the total amount of Notes registered in their name.

12.2	Affixing of Seal

Every Certificate shall be issued under the common seal of the Company which shall be affixed in accordance with the articles of association for the time being of the Company and shall bear a denoting number and the Company shall attach a copy of this Instrument to each Certificate.

13	Surrender and Cancellation

13.1	Surrender of Certificate

Notes shall only be redeemed against surrender of the relevant Certificate(s) for cancellation in the case of full redemption and for the enfacement of a memorandum of the amount and date of redemption in the case of partial redemption.

13.2	Failure to Deliver Certificate or Accept Payment

If any Noteholder whose Note is liable to be redeemed (whether in whole or in part) under the provisions of this Instrument shall fail or refuse to deliver up the Certificate(s) for such Notes at the time and place fixed for redemption thereof or shall fail or refuse to accept payment of the redemption monies payable in respect thereof the monies payable to such Noteholder may be paid over by the Company to a separate account to be held in trust for such Noteholder but without interest and such setting aside shall be deemed for all purposes hereof to be a payment to such Noteholder and the Company shall thereby be discharged from all obligations in connection with such Notes

13.3	Cancellation of Redeemed Notes

13.4
The redemption of the Notes under the provisions of this Instrument shall be effected by each Noteholder physically delivering to the Company such Noteholder’s Notes and Certificates without executing an instrument of transfer.

13.5	All Notes redeemed by the Company under the provisions of this Instrument shall be cancelled and the Company shall not re-issue the same Notes.

13.6	Payment of Amount of Note

As and when the relevant Notes are repaid under the provisions of this Instrument or as and when interest payments on the Notes are due, the Company shall pay to the Noteholder the relevant repayment amount or interest payment amount, as the case may be, by way of electronic transfer of immediately available funds to such bank account as nominated by the relevant holder, and notified to the Company, as the bank account into which the Repayment Amount or Interest Payment Amount, as the case may be, is to be paid.

14	Register of Noteholders

14.1	Register of Noteholders

The Company shall at all times maintain a register at its registered office (or other office of the Company at which the work of making up the Register is done, or if the Company arranges with some other person for the making up of the Register to be undertaken on its behalf at that office where such work is to be undertaken) in which shall be entered the names and addresses of the holders for the time being of the Notes, the amount of the Notes currently held by every registered holder and the principal monies paid up thereon, the dates upon which the name of such holder is registered as holder thereof, the serial number of each Certificate issued and its date of issue.

14.2	Notification of Change of Address

The Noteholder shall forthwith notify the Company of any change of his name or address and the Company upon receiving such notification shall alter the Register accordingly.

14.3	Inspection of Register

The Register shall, at all reasonable times during office hours, be open for inspection by the Noteholders or any of them, or by any person authorised in writing by the Noteholder, without charge provided that the Register may be closed by the Company for such period or periods and at such times as the Company may at its discretion think fit provided that the Register is not to be closed for more than 30 (thirty) days in any one year and during such period the Company shall be under no obligation to register any transfers of Notes.

15	Title of Noteholders

15.1	Recognition of Registered Holder

(Except as required by law or by a court of competent jurisdiction) the Company shall only recognise the registered holder of any Notes as the sole absolute owner thereof. The Company shall not be bound to take notice or see to the execution of any trust whether express, implied or constructive to which any Notes may be subject and shall not be affected by any notice it may have whether express, implied or constructive of the right, title, interest or claim of any other persons to or in such Notes or monies.

15.2	Entitlement to Principal Amount

Every Noteholder shall be entitled to the principal amount of the Notes and accrued interest (after deduction of tax) free from any equity, set-off or cross-claim on the part of the Company against the original or any intermediate holder of the Notes.

16	Transfer of Notes

16.1	Transferability

This Instrument or any Notes issued hereunder may not be assigned by the Company without the prior written consent of the Noteholder. This Instrument, or any portion of the rights and provisions held by the Noteholder under this Instrument, including, but not limited to, the right to appoint the Noteholder Directors, or any Notes issued hereunder may be assigned by the Noteholder. In order to assign this Instrument or transfer any of the Notes constituted hereunder, the Noteholder or their duly authorised attorneys, shall surrender the relevant Notes at the office of the Company accompanied by an assignment duly executed by the Noteholder thereof.

16.2	Transfer in Writing

Subject to clauses 5.6 and 13.3, a transfer of a Note must be by an instrument in writing in the usual or common form (or in such form as the Board of Directors may approve) which is signed by or on behalf of the transferor. The transferor shall be deemed to remain the owner of the Notes to be transferred until the name of the transferee is entered in the Register in respect thereof.

16.3	Registration of Transfer

Every instrument of transfer must be delivered to the registered office of the Company or to such other place as the Company may appoint for registration accompanied by the Certificate of the Notes to be transferred together with such other evidence as the Board of Directors or other officers of the Company authorised to deal with the transfer may require to prove the title of the transferor or his right to transfer the Notes.

16.4	Retention of Transfer Instruments

The Company shall retain all instruments of transfer which are registered.

17	Board Composition

17.1	For so long as the initial Noteholder:

17.1.1
holds a Qualified Note Holding, it shall be entitled to nominate two (2) individuals for consideration by the nomination committee of the Board of Directors (the “Nomination Committee”) for appointment as directors of the Company (the “Convertible Note Directors”); and

17.1.2	holds a Reduced Qualified Note Holding, it shall be entitled to nominate one (1) individual for consideration by the Nomination Committee for appointment as a Convertible Note Director.

17.2
For the avoidance of doubt, where the Noteholder holds less than a Reduced Qualified Note Holding, it shall not be entitled to nominate any individual for consideration by the Nomination Committee for appointment as a Convertible Note Director.

17.3
The Nomination Committee shall consult with and reasonably consider the views of the Noteholder in considering such Convertible Note Directors (but, for the avoidance of doubt, shall not be bound by any such views). The Noteholder shall use reasonable efforts to ensure that the SPA Directors (as such term is defined in the Securities Purchase Agreement) and Convertible Note Directors, collectively, have the experience, skill and cost appropriate to the Company, including, without limitation, that at least three of the SPA Directors and Convertible Note Directors (or where there are less than three but at least one SPA Director(s) and Convertible Note Directors, all such directors) shall be independent and have substantial public and/or private investment experience, and that one of such directors has substantial experience at a diagnostics testing business having annualized revenues greater than USD 1 billion.

17.4
When considering the Convertible Note Directors, the Nomination Committee shall take into consideration the need for the Company to retain its Irish tax status and status as a foreign private issuer under applicable federal securities laws.

17.5
The Company and the Noteholder agree and acknowledge that in order for a Convertible Note Director to be considered ‘independent’. That director must at all times meet the independence standards set out in the NASDAQ Stock Market Rules.

17.6
Any vacancies created by the resignation, removal or death of a Convertible Note Director elected pursuant to this Agreement shall be filled subject always to the process for nomination of a Convertible Note Director set out in this clause 17.

18	General

18.1	Consent to Variation

No variation of this Instrument and the conditions on which the Notes are held shall be valid unless it is with the consent in writing of the Company.

18.2	Further Loan Capital

Subject to clause 13.3 (Cancellation of Redeemed Notes), the Company reserves the power to create and issue at its discretion from time to time further loan capital ranking in priority to or pari passu with or subordinate to the Notes whether secured or unsecured for cash or otherwise at par or at a premium or at a discount and with or without rights of conversion into or subscription for shares of the Company and carrying such rights as to premium, interest, maturity, repayment and otherwise as the Company shall think fit.

18.3	Notices

Any notice or other communication (whether required or permitted to be given under or in connection with this Instrument) shall be in writing and shall (at the option of the party giving the notice) be:

18.3.1	delivered by hand;

18.3.2	sent by facsimile; or

18.3.3	sent by electronic mail,

to the address or facsimile number, in the case of the Company, set out under its name below, or in the case of the holder of Notes, his address or facsimile number on the Register, or to such other address or facsimile number as is from time to time notified to the party giving the notice in compliance with the provisions of these clauses 16.3 (Notices) to 16.4 (Deemed Service):

The Company
Address:       IDA Business Park, Bray, Wicklow, Ireland
Email:            john.gillard@trinitybiotech.com
for the urgent attention of Mr. John Gillard.

18.4	Deemed Service

Any notice or communication referred to in clause 18.3 (Notices) shall be deemed to have been served:

18.4.1	if delivered by hand, on delivery;

18.4.2
if sent by facsimile or electronic mail shall be confirmed in writing promptly after the delivery of such notice or communication (it being understood that non-receipt of written confirmation of such communication shall not invalidate such communication).

18.5	Confirmation of Notice

Each person giving a notice or making a communication hereunder by facsimile shall promptly confirm such notice or communication by post to the person to whom such notice or communication was addressed but the absence of any such confirmation shall not affect the validity of any such notice or communication or the time upon which it is deemed to have been served.

18.6	Waiver of Breach

A waiver by the Company of any breach by the other of any of the terms or provisions of this Instrument or the acquiescence of the Company in any act (whether commission or omission) which but for such acquiescence would be a breach as aforesaid shall not constitute a general waiver of such term or provision or an acquiescence to any subsequent act contrary thereto.

18.7	Additional Rights or Remedies

Any remedy or right conferred upon the Company for breach of this Instrument shall be in addition to and without prejudice to all other rights and remedies available to it whether pursuant to this Instrument or provided for by law.

18.8	Delay in Exercising Claim

No failure or delay by the Company in exercising any claim, remedy, right, power or privilege under this Instrument shall operate as a waiver nor shall a single or partial exercise of any claim, remedy, right, power or privilege preclude any further exercise thereof or exercise of any other claim, right, power or privilege.

18.9	Release of Liability

Any liability of the Noteholder to the Company under the provisions of this Instrument may in whole or in part be released, varied, postponed, compounded or compromised by the Company in its absolute discretion as regards such person without in any way prejudicing or affecting its rights against any other person under the same or a like liability whether joint and several or otherwise.

18.10	No Recourse Against Others

No director, officer or employee of the Company or its subsidiaries shall have any liability for any obligations of the Company under the Notes, this Instrument or any claim based on, in respect of, or by reason of, such obligations or their creation. Each Noteholder, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

18.11	Severability

Should any provision of this Instrument transpire not to be enforceable against any person, such non-enforceability shall not render such provision unenforceable against any other person.

18.12	Governing Law and Jurisdiction

This Instrument shall be governed by and construed in accordance with the laws of Ireland.  Each of the Noteholders and the Company hereby agrees for the benefit of the Company and without prejudice to the right of the Company to take proceedings in relation hereto before any other court of competent jurisdiction, that the courts of Ireland shall have jurisdiction to hear and determine any suit, action or proceedings that may arise out of or in connection with this Instrument and for such purposes irrevocably submits to the jurisdiction of such courts.

18.13	Survival

For so long as the Noteholder has Qualified ADS Holding, the provisions of clause 17 (Board Composition) and the defined terms set forth therein shall survive the termination, repayment or maturity of the Notes.

[Signature Pages to Follow]

IN WITNESS whereof this Instrument has been duly executed and delivered as a deed on the date shown at the beginning of this Instrument.

1

Schedule 1

Loan Note Certificate

Trinity Biotech Public Limited Company (the “Company”) a public limited company incorporated under the laws of Ireland (registration number 183476

Certificate No [●] (the “Certificate”)

ISSUE of USD [●] redeemable convertible unsecured loan notes 2029 (the “Notes”).

Created and issued pursuant to the Company’s memorandum and articles of association and a resolution of its board of directors passed on April 8, 2022 which resolved that such notes be so constituted.

THIS IS TO CERTIFY that [●] of [●][is][are] the registered holder[s] of USD [●] of the Notes which are constituted by an instrument (the “Instrument”) entered into by the Company dated [●] 2022 and are issued with the benefit of and subject to the provisions contained in the Instrument a copy of which is attached to this Certificate.

Interest is payable at the rate  specified in the Instrument by quarterly instalments on [●] and [●] in each year commencing on [●] when the first payment of interest will be paid in respect of the period commencing on the date hereof (being the date of issue of the Notes the subject of this Certificate) to such date.

The Notes are transferable only in nominal amounts and integral multiples of USD [●].  The Notes are transferable, redeemable and convertible in accordance with the terms and conditions contained in the Instrument.

Dated: [●] 2022

GIVEN under the Common Seal of
TRINITY BIOTECH PUBLIC LIMITED COMPANY
and delivered as a deed

Director Director / Secretary
2

Schedule 2

Share Notice

USD [●] Redeemable Convertible Unsecured Loan Notes 2029 (the “Notes”)

To:	The Secretary
Trinity Biotech Public Limited Company

We refer to your notice to us under clause 6.2 of the Instrument.

This notice shall constitute a Share Notice for the purposes of clause 6.2 of the Instrument.

Please DWAC our Conversion Shares to the following account: [●]

[As required by clause 5 of the Instrument, we confirm that the conversion of all of our Notes would cause our and our Concert Parties’ Voting Rights to exceed the Maximum Percentage in the event the Company does not obtain any of the Required WP Approval:

◾	the percentage amount of Voting Rights by which our and our Concert Parties’ Voting Rights would exceed the Maximum Percentage is: [●]%[2];

◾	the maximum number of Conversion Shares which may be delivered to us is [●]; and

◾	the remaining principal value of our Notes following the delivery of the reduced Conversion Shares is USD [●].][3]

* PART A

We accept all the fully paid Ordinary Shares (represented by ADSs) to be issued pursuant to this notice subject to the memorandum and articles of association of the Company.

Capitalised terms not otherwise defined in this Share Notice shall have the meanings given to them in the instrument constituting the Notes.

___________________________________________________ (signature(s) of Noteholder(s))

Dated:          [●]

2 The amount of Voting Rights over 29.9% that the Noteholder (and its Concert Parties) would otherwise acquire.

3 Delete as necessary.

3

GIVEN under the Common Seal of
TRINITY BIOTECH PUBLIC LIMITED COMPANY
and delivered as a deed

Director Director / Secretary
4

DATED APRIL [•], 2022

TRINITY BIOTECH PUBLIC LIMITED COMPANY

REDEEMABLE UNSECURED CONVERTIBLE LOAN NOTE

This Instrument and all Notes issued hereunder are subject to the provisions of a
Subordination Agreement (as defined herein)

MATHESON 70 Sir John Rogerson’s Quay Dublin 2 Ireland TEL + 353 1 232 2000 FAX + 353 1 232 3333 55514490.2